SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 6)*

Threshold Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

885807107

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages),

Page 1 of 10 Pages

Exhibit Index Contained on Page 9

CUSIP NO. 885807107	13 G	Page 2 of 10

1	NAME OF REPORTING PERSON Three Arch Partners III, L.P. (“TAP III”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

3,079,649, except that Three Arch Management III, L.L.C. (“TAM III”), the general partner of TAP III, may be deemed to have sole power to vote these shares, and Wilfred Jaeger (“Jaeger”) and Mark Wan (“Wan”), the managing members of TAM III, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

3,079,649, except that Three Arch Management III, L.L.C. (“TAM III”), the general partner of TAP III, may be deemed to have sole power to dispose of these shares, and Jaeger and Wan, the managing members of TAM III, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,079,649
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.2%
12	TYPE OF REPORTING PERSON PN

CUSIP NO. 885807107	13 G	Page 3 of 10

1	NAME OF REPORTING PERSON Three Arch Associates III, L.P. (“TAA III”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

165,563, except that Three Arch Management III, L.L.C. (“TAM III”), the general partner of TAA III, may be deemed to have sole power to vote these shares, and Wilfred Jaeger (“Jaeger”) and Mark Wan (“Wan”), the managing members of TAM III, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

165,563, except that Three Arch Management III, L.L.C. (“TAM III”), the general partner of TAA III, may be deemed to have sole power to dispose of these shares, and Jaeger and Wan, the managing members of TAM III, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 165,563
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.3%
12	TYPE OF REPORTING PERSON PN

CUSIP NO. 885807107	13 G	Page 4 of 10

1	NAME OF REPORTING PERSON Three Arch Management III, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

3,245,212 shares, of which 3,079,649 are directly owned by TAP III and 165,563 are directly owned by TAA III. TAM III, the general partner of TAP III and TAA III, may be deemed to have sole power to vote these shares, and Jaeger and Wan, the managing members of TAM III, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

3,245,212 shares, of which 3,079,649 are directly owned by TAP III and 165,563 are directly owned by TAA III. TAM III, the general partner of TAP III and TAA III, may be deemed to have sole power to dispose of these shares, and Jaeger and Wan, the managing members of TAM III, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,245,212
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.5%
12	TYPE OF REPORTING PERSON OO

CUSIP NO. 885807107	13 G	Page 5 of 10

1	NAME OF REPORTING PERSON Wilfred Jaeger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canadian Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 50,833 shares.
	6

SHARED VOTING POWER

3,245,212 shares, of which 3,079,649 are directly owned by TAP III and 165,563 are directly owned by TAA III. TAM III, the general partner of TAP III and TAA III, may be deemed to have sole power to vote these shares, and Jaeger and Wan, the managing members of TAM III, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 50,833 shares.
	8

SHARED DISPOSITIVE POWER

3,245,212 shares, of which 3,079,649 are directly owned by TAP III and 165,563 are directly owned by TAA III. TAM III, the general partner of TAP III and TAA III, may be deemed to have sole power to dispose of these shares, and Jaeger and Wan, the managing members of TAM III, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,296,045
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.6%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 885807107	13 G	Page 6 of 10

1	NAME OF REPORTING PERSON Mark Wan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF	5	SOLE VOTING POWER 0 shares.
SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6

SHARED VOTING POWER

3,245,212 shares, of which 3,079,649 are directly owned by TAP III and 165,563 are directly owned by TAA III. TAM III, the general partner of TAP III and TAA III, may be deemed to have sole power to vote these shares, and Jaeger and Wan, the managing members of TAM III, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 0 shares.
	8

SHARED DISPOSITIVE POWER

3,245,212 shares, of which 3,079,649 are directly owned by TAP III and 165,563 are directly owned by TAA III. TAM III, the general partner of TAP III and TAA III, may be deemed to have sole power to dispose of these shares, and Jaeger and Wan, the managing members of TAM III, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,245,212
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.5%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 885807107	13 G	Page 7 of 10

This Amendment No. 6 amends the Statement on Schedule 13G previously filed by Three Arch Partners III, L.P., a Delaware limited partnership, Three Arch Associates III, L.P., a Delaware limited partnership, and Three Arch Management III, L.L.C., a Delaware limited liability company and Wilfred Jaeger and Mark Wan. The foregoing entities and individuals are collectively referred to as the “Reporting Persons.” Only those items as to which there has been a change are included in this Amendment No. 6.

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES
170 Harbor Way, Suite 300
South San Francisco, California 94080

ITEM 4.	OWNERSHIP Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person.
(b)	Percent of Class: See Row 11 of cover page for each Reporting Person.
(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.
(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

CUSIP NO. 885807107	13 G	Page 8 of 10

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2012

Three Arch Partners III, L.P.	/s/ Mark Wan
By Three Arch Management III, L.L.C.	Signature
Its General Partner
Mark Wan
Managing Member

Three Arch Associates III, L.P.	/s/ Mark Wan
By Three Arch Management III, L.L.C.	Signature
Its General Partner
Mark Wan
Managing Member

Three Arch Management III, L.L.C.	/s/ Mark Wan
Signature

Mark Wan
Managing Member

Wilfred Jaeger	/s/ Wilfred Jaeger
Wilfred Jaeger

Mark Wan	/s/ Mark Wan
Mark Wan

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP NO. 885807107	13 G	Page 9 of 10

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page
Exhibit A: Agreement of Joint Filing	10

CUSIP NO. 885807107	13 G	Page 10 of 10

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Threshold Pharmaceuticals, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date: February 13, 2012

Three Arch Partners III, L.P.	/s/ Mark Wan
By Three Arch Management III, L.L.C.	Signature
Its General Partner
Mark Wan
Managing Member

Three Arch Associates III, L.P.	/s/ Mark Wan
By Three Arch Management III, L.L.C.	Signature
Its General Partner
Mark Wan
Managing Member

Three Arch Management III, L.L.C.	/s/ Mark Wan
Signature

Mark Wan
Managing Member

Wilfred Jaeger	/s/ Wilfred Jaeger
Wilfred Jaeger

Mark Wan	/s/ Mark Wan
Mark Wan